Exhibit (a)(5)(K)

HALF-YEAR REPORT 2011

Financial highlights first half-year

million CHF	2010	2011	Change in %	Change CER[1] in %

Sales	1 301	1 193	(8.3)	4.8

EBITDA	309	265	(14.2)	3.9
Margin in %	23.8	22.2
Margin in % at CER[1]		23.6

Result from operating
activities (EBIT)	173	136	(21.4)	4.6
Margin in %	13.3	11.4
Margin in % at CER[1]		13.3

Profit for the period	135	97	(28.1)	(2.2)

EPS basic (CHF)	2.62	1.90	(27.5)	(2.3)

EPS diluted (CHF)	2.61	1.89	(27.6)	(2.3)

CORE[2]
Result from operating
activities (EBIT)	181	143	(21.0)	4.4
Margin in %	13.9	12.0
Margin in % at CER[1]		13.9

Profit for the period	139	107	(23.0)	2.9

EPS basic (CHF)	2.69	2.09	(22.3)	3.7

EPS diluted (CHF)	2.68	2.08	(22.4)	3.7

Cash flow before change
in net working capital	255	213	(16.5)

Free cash flow	63	66	4.8

RONOA in %	9.7	8.4

Net debt	1 251	1 249	(0.2)
Debt-equity ratio	0.51	0.58

Number of employees	8 220	8 306	1.0

[1]

An additional change from the current to the prior year period is disclosed on the basis of constant exchange rates (CER). For this reason, the actual results for the entities reporting and making transactions in currencies other than the Swiss franc are converted into Swiss francs at the prior period’s exchange rates, rather than at the exchange rates for the current year. CER margin percentages for EBIT and EBITDA in relation to sales are also based on conversion at prior-period exchange rates.

[2]

In the core results for the items: “Result from operating activities (EBIT)”, “Profit for the period” and “Earnings per share”, the impact of amortization of acquisitions-related intangible assets, impairment and reversal of impairment of assets, results from associates and other special charges / income from restructuring are eliminated.

–	Sales of CHF 1 193 million up by 4.8% at constant exchange rates (-8.3% in reporting currency)
–	EBIT of CHF 136 million up 4.6% at constant exchange rates (-21.4% in reporting currency, mainly due to weakness of USD, EUR and GBP, and substantially increased raw material prices)
–	Currency impact on EBIT in first half of 2011 amounts to CHF -44 million
–	Countermeasures to offset strong Swiss franc launched at the Visp (CH) site
–	Biological Manufacturing and Development Services deliver strong performance, with new contract signing. Start-up of the new Singapore facility
–	Further development of life-science-driven strategy results in an acquisition offer for Arch, building a global leadership position in Microbial Control and balancing Lonza’s portfolio and currencies

Overview Based on a firm product pipeline combined with solid capacity utilization, especially in Custom Manufacturing and Life Science Ingredients, Lonza delivered a solid business performance in the first half of 2011. However, revenue and EBIT results were substantially impacted by the strong Swiss franc in nearly all trading currencies. The impact on profits (EBIT) amounted to CHF -44 million. In the short term, the disadvantage of the strong Swiss franc is being mitigated in Visp and Basel by instituting longer working hours in cooperation with social partners. Mid- to long-term productivity improvements and portfolio upgrades are being driven by a dedicated project (VispChallenge). The required investments have been allocated. Increases in raw material prices continued on a very high level. The unpredictability of regulatory authority approvals remains. The demand for Life Science Ingredients products was on a high level. However, the EBIT result was significantly lower as most production in this sector is realized in Switzerland and was therefore affected by the strong Swiss franc. As part of ongoing operational excellence to improve productivity we are able to partially compensate currency losses through greater efficiencies over time. The Custom Manufacturing project pipelines for both Chemical and Biological Manufacturing were further strengthened. In both business units, capacity utilization increased. Our broad offering of expertise combined with new and highly demanding technologies continued to attract customers. Bioscience sales were on par with the first half of 2010 (+13.2 % at constant exchange rates), with lower sales in media and molecular biology as well as the impact of delays to the launch of the MicroCompass™ system due to hardware reasons. Reduced R&D spending at pharmaceutical companies, governmental agencies and in academia also influenced the results.

Lonza Half-year Report 2011

Growth projects remain on track. The mammalian cell culture plant in Singapore started up on time and as expected. Other construction projects such as the agrochemical plant in Visp (CH), the L-carnitine / PMDA plants, and the new niacinamide plant (all in China) are progressing. Additional R&D and capacity expansion in Slough (UK) and expansion of Development Services in Singapore were initiated. Market-driven demand for new technologies led to the approval of a new investment to expand cytotoxic manufacturing in Visp.

Life Science Ingredients sales fell by 3.2% (+9.3 % at constant exchange rates) to CHF 519 million in the first half of 2011, while EBIT decreased by 49.4% (-29.6 % at constant exchange rates) to CHF 41 million. High demand and capacity utilization were insufficient to offset the strong negative currency impact. Dramatic raw material price increases had a substantial effect on the EBIT margin, which decreased from 15.1 % in the first half of 2010 to 7.9 % in the first half of 2011 (9.7 % at constant exchange rates). In Nutrition Ingredients, sales of vitamin B3, Carnipure™ and Carniking™ were according to expectations, but adversely affected by increased raw material prices and the competitive environment. Demand for Meta™ was substantially lower due to the unfavorable weather conditions in most European markets. Microbial Control sales increased by 9.5% (at constant exchange rates) in western markets in the first half of 2011. Steadily rising raw material costs and the strength of the Swiss franc dampened the overall results. Formulated product sales for the hygiene markets are starting to pick up. Sales in China progressed well. In Performance Intermediates, capacity utilization was on a very satisfactory level. The electronics, aerospace and construction industries were the main contributors to these results. In agrochemical actives and ISO-regulated custom manufacturing, an increase in demand was seen toward the end of the second quarter of 2011.

Custom Manufacturing sales decreased by 13.7% (-0.9 % at constant exchange rates) to CHF 568 million in the first half of 2011 due to the unfavorable product mix in Chemical Manufacturing and a delay in batch releases by customers. EBIT increased by 4.3% (+34.0 % at constant exchange rates) to CHF 98 million based on solid capacity utilization in both Chemical Manufacturing and Biological Manufacturing. The strong business performance has been sustained since the macro-economic crisis of 2009. Increased customer inquiries were evident, reflecting the interest in new technology offerings, high-yielding processes and expertise, as well as consistent quality and reliability. The unpredictability of regulatory approvals remains. Lonza has reduced the exposure to external uncertainties by adjusting certain internal processes and considerably increasing the project portfolio.

Bioscience sales decreased slightly by 2.8% (+13.2 % at constant exchange rates) to CHF 103 million in the first half of 2011, mainly due to lower sales in media and molecular biology as well as the impact of repeated delays to the launch of the MicroCompass™ system, reduced R&D budgets at pharmaceutical companies, and funding cuts by governmental agencies and academia. In Research Solutions and Testing Solutions, sales growth was driven by increased demand for endotoxin testing, cell assays, nucleofection and bulk agarose. In addition, the project pipeline was further strengthened. A stronger performance in Therapeutic Cell Solutions is anticipated for the second half of 2011 in view of the advanced contract negotiations for a phase-III and a phase-II cell therapy product.

Financial summary
–	Solid EBITDA margin of 22.2% (23.6% at constant exchange rates compared with last year’s level of 23.8%)
–	Net working capital in relation to sales was 26.6%
–	Cash flow before changes in net working capital amounted to CHF 213 million
–	Capital expenditure was reduced to CHF 117 million, with no delays to growth projects resulting in a free cash flow of CHF 66 million
–	Net debt amounted to CHF 1 249 million, resulting in a gearing of 58%

Senior management changes Effective 1 March 2011, Harry Boot became new COO of Lonza Life Science Ingredients.

Lonza Half-year Report 2011

Outlook Despite ongoing market volatility combined with macro-economic uncertainties, Lonza was able to stabilize the business further in the first half of 2011. The leadership position in innovation and R&D, increased project pipelines and the broad offering of new, demanding technologies underpin our future long-term growth potential. New signed contracts and an intact outsourcing trend solidify Lonza’s life-science strategy. We will continue to generate new business, which will improve the profitability of our assets and strengthen our cash flow. With the acquisition offer for Arch, Lonza has taken a strategic step toward expanding the Microbial Control business, thus strengthening the overall business and balancing the portfolio. We are confident of growing the traditional Lonza business in constant exchange rates.

We would like to thank our customers for their continued trust, our employees for their ongoing commitment and engagement and our shareholders for their continued support.

Rolf Soiron	Stefan Borgas
Chairman of the	Chief Executive Officer
Board of Directors

Lonza Half-year Report 2011

Life Science Ingredients

million CHF	2010	2011	Change in %	Change CER[1] in %

Sales	536	519	(3.2)	9.3

Change due to
Volume and prices		51
Currency translation		(68)
Scope of consolidation		0

Result from operating
activities (EBIT)	81	41	(49.4)	(29.6)
Margin in %	15.1	7.9
Margin in % at CER[1]		9.7

EBITDA	118	78	(33.9)	(19.5)
Margin in %	22.0	15.0
Margin in % at CER[1]		16.2

[1]	Change from current to prior year based on constant exchange rates (CER).

Lonza Half-year Report 2011

Life Science Ingredients generated strong sales of CHF 519 million in the first half of 2011. However, compared with the same period of 2010, sales were down by 3.2% (+9.3% at constant currency rates). EBIT margins came under substantial pressure due to the weak US dollar and euro, as well as a series of raw material price hikes. Price pressure initiated by competitors increased in all three business units, especially in the second quarter. Due to these factors, EBIT decreased by 49.4% (-29.6% at constant currency rates). The following key developments occurred in the first half of 2011:

–	Capacity utilization was at high levels
–	New L-carnitine plant remained on course to start operations in the third quarter of 2011
–	Construction of new PMDA plant in Nanjing (CN) fully on track
–	Construction of new niacinamide (vitamin B3) plant in Nansha (CN) on schedule; additional capacity will be available by the end of 2012
–	Concentration on most promising R&D projects made significant progress and resulted in a consolidation of the total number of active projects
–	Price increases were initiated to counter rising raw material costs

Nutrition Ingredients Demand for feed-grade nicotinates (vitamin B3) was in line with expectations in the first half of 2011, despite a difficult market environment. Food-grade ingredients and supplements were in line with targets, while pharma volumes were slightly lower. Margins continue to be squeezed by increased raw material costs and currency translation effects.

Sales of Carnipure™ (human-grade L-carnitine) were in line with targets for the first half of 2011. However, margins remained under pressure due to currency effects. Minor variations in sales were seen in Japan due to the repercussions of the earthquake, but outlook is improving. Demand for Carni-king™ (feed-grade L-carnitine) continued to be strong. However, increasing competition from low-cost alternatives and the currency gap put pressure on profitability.

Demand for Meta™ (metaldehyde), a specific molluscicide, used for slug and snail control in agriculture and home and garden markets, was low in the first half of 2011 due to unfavorable weather conditions in most European markets.

Microbial Control Business in traditional markets was stable, but growth slowed down in the second quarter of 2011 due to the faltering economies in the USA and Western Europe. Volumes shipped in the USA and the EMEA region increased compared with the first half of 2010, but sales were hit by currency effects. Excluding currency translation, sales in the US and EMEA markets were higher than last year.

Sales in the hygiene and wood segments in the Americas were above target, while preservation and water treatment sales were weaker. Formulated product sales for oilfields and hygiene in the EMEA markets were below forecast due to registration delays.

Sales in Japan are recovering, but are still below target. Business in China started rather slowly and has accelerated since April.

Volatility persisted in both raw material prices and exchange rates. Raw material price increases were offset by passing price increases on to customers in the USA and EMEA, however, there is a three- to four-month delay in doing so. The exchange rates of the US dollar and the euro to the Swiss franc continued to have a negative impact on results.

Performance Intermediates The high-performance materials business experienced high demand and new, exciting projects entered the pipeline. The new PMDA plant in Nanjing is at the testing stage and on track for commercial start-up in the second half of 2011.

Demand for diketene and HCN derivatives continued to be strong in the first half of 2011. Margins were under significant pressure due to the strong Swiss franc and in diketene derivatives also due to high acetic acid prices in Europe. Asset utilization remained high.

Demand for agro actives and ISO-regulated custom manufacturing for intermediates increased.

Lonza Half-year Report 2011

Custom Manufacturing

million CHF	2010	2011	Change in %	Change CER[1] in %

Sales	658	568	(13.7)	(0.9)

Change due to
Volume and prices		(5)
Currency translation		(85)
Scope of consolidation		0

Result from operating
activities (EBIT)	94	98	4.3	34.0
Margin in %	14.3	17.3
Margin in % at CER[1]		19.3

EBITDA	181	179	(1.1)	18.8
Margin in %	27.5	31.5
Margin in % at CER[1]		33.0

[1]	Change from current to prior year based on constant exchange rates (CER).

Lonza Half-year Report 2011

Sales declined by 13.7% to CHF 568 million (-0.9% in constant currencies), while EBIT margins increased substantially to 17.3%, compared with 14.3% in the first half of 2010, based on solid capacity utilization. Steady expansion of the project pipeline in recent years is showing positive results.

Chemical Manufacturing Lonza’s development and manufacturing services, which span early product development to the post-patent generic stage, continued to strengthen the product pipeline, reaching more than 300 projects in all clinical phases. This led to capacity utilization of over 75 % in the first half of 2011. Lonza’s new differentiating technologies attracted great customer interest and strengthened Lonza’s unique competitive position.

The performance in the first half of 2011 was also strongly affected by delays in regulatory product approvals and product cancellations with short notice. This created an unfavorable product mix for Lonza’s Chemical Manufacturing business unit which could not be fully offset.

Chemical Manufacturing continued its growth strategy by strengthening its capacity and technology platforms. All major projects are on schedule, driven by customer demand:

–

The first two build-out phases of the large-scale multi-purpose cGMP active pharmaceutical ingredients (API) plant in Nansha (CN) continue to be utilized by multiple customer projects, especially after the approval of the site by the FDA in the first half of 2011

–	The new investment in additional cytotoxic API manufacturing capacities in Visp (CH) has begun

Biological Manufacturing The Biological Manufacturing business unit continued to operate at high batch success rates, above the industry average. Multiple new products and production campaigns pushed mid- and large-scale asset utilization in the first half of 2011 to about 80%.

Numerous initiatives and portfolio additions across mammalian and microbial services and manufacturing offerings kept the current pipeline at a high level, with more than 300 active projects.

Additional progress was made with the execution of planned expansion projects:

–	The start-up of the large-scale mammalian facility in Singapore came on stream on time, providing engineering and validation batches for multiple customers
–	The expansion of our Slough (UK) facility was started and projects to increase development and manufacturing capacities were initiated
–	Equipment additions and infrastructure changes in Hopkinton, MA (USA) were finalized. Manufacturing lines and development laboratories are now fully operational
–	Harmonization programs for all mid- and large-scale mammalian assets continued

Development Services The Development Services business unit continued to experience strong customer interest.

With the introduction of Light Path™, Lonza now also provides a customized program for streamlined process development, cell line development and custom material supply for all phases from discovery to early clinical development. The new GS System™ cell culture medium and feed platform for the GS Gene Expression System™ that achieves product yields up to 10g / L was launched successfully.

In response to increasing customer demand, expansion of the Development Services platform in Slough and Singapore was initiated.

Lonza Half-year Report 2011

Bioscience

million CHF	2010	2011	Change in %	Change CER[1] in %

Sales	106	103	(2.8)	13.2

Change due to
Volume and prices		13
Currency translation		(16)
Scope of consolidation		0

Result from operating
activities (EBIT)	9	7	(22.2)	(22.2)
Margin in %	8.5	6.8
Margin in % at CER[1]		5.8

EBITDA	17	14	(17.6)	(11.8)
Margin in %	16.0	13.6
Margin in % at CER[1]		12.5

[1]	Change from current to prior year based on constant exchange rates (CER).

Bioscience sales declined by 2.8% to CHF 103 million in the first half of 2011, but grew in local currencies by 13.2%. Sales were below target, mainly because of lower revenues from Therapeutic Cell Solutions’ CMO activities in the first quarter 2011, lower spending by academic institutions in the USA and below-target MODA sales. EBIT was down by 22.2% at CHF 7 million. The EBIT margin of 6.8% was also lower than in the first half of 2010, mainly because of negative currency effects, lower capacity utilization in cell therapy, as well as the sales mix and volume. Margin losses were partly offset by operational excellence projects and delayed hiring.

Therapeutic Cell Solutions sales increased significantly compared with the first half of 2010 on higher media and cell/viral therapy sales. The bottom-line result remained below expectations, but above last year’s performance, mainly due to a cancellation at short notice and delays affecting clinical productions in the first quarter of 2011. This led to unabsorbed manufacturing capacity. Process development was running at full capacity, as demonstrated by the increase in pipeline projects (preclinical >70 and clinical/in market >80) compared with the fourth quarter of 2010.

The new sterile filling line for viral therapy was validated in the first quarter of 2011 and is now operational. Increased demand for viral manufacturing space led to the instigation of a capacity expansion project in Houston, TX (USA) in the first quarter of 2011. This is expected to come on stream in the first half of 2012.

Testing Solutions sales in Swiss francs were running slightly behind 2010, but increased in local currencies. Strong growth in endotoxin testing sales was demonstrated in the USA and the Asia-Pacific region. European sales were up in the first half of 2011 in local currencies. Endotoxin testing sales are expected to remain strong.

MODA (real-time, point-of-testing, environmental monitoring solutions) sales were below expectations. There was substantial growth in the prospect pipeline reflecting strong interest from pharma and biotech customers in the solutions, however current CAPEX restrictions slowed down contract completion.

Development of the MicroCompass™ II platform (microbiology testing) made significant progress on the assay and hardware side. A hardware delay at our collaboration partner means the launch will be delayed until the first quarter of 2012. A distribution agreement for MycoTOOL™ (mycoplasma testing) was signed with Roche Diagnostics at the end of the first quarter of 2011.

Research Solutions revenue in Swiss francs was below the first half of 2010. Sales in Europe increased due to higher agarose sales and strong development in transfection, cell biology and cell assays sales. Sales in the USA were slightly below the first half of 2010, mainly due to conservative spending by US academic and government institutions.

The new 4D Nucleofector™ transfection platform was launched late 2010. The cell biology offering is also being expanded.

Lonza Bioscience sales in the Asia-Pacific region continued to rise, driven by strong growth in research products and endotoxin testing throughout the region. In Japan, there was a significant slowdown in the second quarter of 2011 due to the repercussions of the earthquake.

Investments in growth projects within this business continue. Singapore (cell therapy) and Hyderabad, India (R&D) will be finalized as planned and start production in the first and second quarters of 2012, respectively.

Lonza Half-year Report 2011

Corporate

	2010	2011
million CHF

Sales	1	3

Result from operating
activities (EBIT)	(11)	(10)

EBITDA	(7)	(6)

Lonza Half-year Report 2011

Condensed consolidated balance sheet	2010	2011
at 31 December 2010 and 30 June 2011 (unaudited)

million CHF

Fixed assets	3 301	3 099
Long-term loans and advances	43	48
Total non-current assets	3 344	3 147
Current assets	1 185	1 164
Short-term advances and other financial assets	1	0
Cash and cash equivalents	248	98
Total current assets	1 434	1 262
Total assets	4 778	4 409

Equity attributable to owners of the parent	2 387	2 146
Non-controlling interest	0	(1)
Total equity	2 387	2 145
Long-term liabilities	443	402
Long-term debt	850	829
Total long-term liabilities and provisions	1 293	1 231
Short-term liabilities	548	467
Short-term debt	550	566
Total current liabilities and deferred items	1 098	1 033
Total liabilities and equity	4 778	4 409

Condensed consolidated income statement	2010	2011
first half-year (unaudited)

million CHF

Sales	1 301	1 193
Cost of goods sold	(945)	(874)
Gross profit	356	319
Other operating expenses	(183)	(183)
Result from operating activities (EBIT)	173	136
Net financing costs	(21)	(19)
Share of profit / (loss) of associates / joint ventures	4	(4)
Profit before income taxes	156	113
Income taxes	(21)	(16)
Profit for the period	135	97

Profit attributable to:
Owners of the parent	137	98
Non-controlling interest	(2)	(1)
Profit for the period	135	97

Basic earnings per share – EPS basic (CHF)	2.62	1.90
Diluted earnings per share – EPS diluted (CHF)	2.61	1.89

Lonza Half-year Report 2011

Condensed consolidated statement of comprehensive income	2010	2011
for the period first half-year (unaudited)

million CHF

Profit for the period	135	97
Other comprehensive income:
Exchange differences on translating foreign operations	(1)	(163)
Cash flow hedges	(2)	5
Income tax relating to components of other comprehensive income	1	5
Other comprehensive income for the period, net of tax	(2)	(153)
Total comprehensive income for the period	133	(56)

Total comprehensive income attributable to:
Owners of the parent	133	(55)
Non-controlling interest	0	(1)
Total comprehensive income for the period	133	(56)

Condensed consolidated cash flow statement	2010	2011
first half-year (unaudited)

million CHF

Profit for the period	135	97
Adjustment for non-cash items	166	166
Income taxes and interests paid	(46)	(50)
Cash flow before change in net working capital	255	213
(Increase) / decrease of net working capital	(91)	(84)
Increase / (decrease) of other payables net	0	(13)
Net cash (used for) / provided by operating activities	164	116

Purchase of fixed assets	(152)	(117)
Acquisition of subsidiaries, net of cash acquired	(24)	0
Net purchase of other assets and disposals	(15)	(4)
Interest and dividend received	4	2
Net cash (used for) / provided by investing activities	(187)	(119)

Issue of straight bond	397	0
Repayment of straight bond	(300)	0
Increase / (decrease) in debt	(8)	48
Increase / (decrease) in other liabilities	(6)	(3)
Purchase of treasury shares	0	(77)
Sale of treasury shares	10	0
Dividends paid	(92)	(111)
Net cash (used for) / provided by financing activities	1	(143)

Effect of currency translation on cash	(1)	(4)

Net (decrease) / increase in cash and cash equivalents	(23)	(150)
Cash and cash equivalents at 1 January	140	248
Cash and cash equivalents at 30 June	117	98

Lonza Half-year Report 2011

Condensed consolidated statement of changes in equity first half-year (unaudited) million CHF	Attributable to owners of the parent						Total	Non- control- ling interest	Total equity

	Share capital	Share premium	Retained earnings/ Other reserves	Hedging reserve	Trans- lation reserve	Treasury shares

Six months ended 30 June 2010

At 31 December 2009	53	316	2 294	(16)	(254)	(68)	2 325	64	2 389
Profit for the period	0	0	137	0	0	0	137	(2)	135
Other comprehensive income, net of tax	0	0	0	(1)	(3)	0	(4)	2	(2)
Total comprehensive income for the period	0	0	137	(1)	(3)	0	133	0	133
Dividends	0	0	(92)	0	0	0	(92)	0	(92)
Recognition of share-based payments	0	0	3	0	0	0	3	0	3
Transfer of employee shares	0	(2)	(7)	0	0	7	(2)	0	(2)
Sale of treasury shares	0	(2)	0	0	0	12	10	0	10
At 30 June 2010	53	312	2 335	(17)	(257)	(49)	2 377	64	2 441

Six months ended 30 June 2011

At 31 December 2010	53	311	2 553	(8)	(478)	(44)	2 387	0	2 387
Profit for the period	0	0	98	0	0	0	98	(1)	97
Other comprehensive income, net of tax	0	0	0	5	(158)	0	(153)	0	(153)
Total comprehensive income for the period	0	0	98	5	(158)	0	(55)	(1)	(56)
Dividends	0	0	(111)	0	0	0	(111)	0	(111)
Recognition of share-based payments	0	0	2	0	0	0	2	0	2
Transfer of employee shares	0	(1)	(2)	0	0	3	0	0	0
Acquisition of treasury shares	0	0	0	0	0	(77)	(77)	0	(77)
At 30 June 2011	53	310	2 540	(3)	(636)	(118)	2 146	(1)	2 145

Selected explanatory notes

1.	Accounting principles

Basis of preparation of financial statements These condensed financial statements are the unaudited, interim consolidated financial statements (hereafter “the interim financial statements”) of Lonza Group Ltd and its subsidiaries (hereafter “the Group”) for the six-month period ended 30 June 2011 (hereafter “the interim period”). They are prepared in accordance with the International Accounting Standard 34 (IAS 34) “Interim Financial Reporting”. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended 31 December 2010 (hereafter “the annual financial statements”) as they provide an update of the previously reported information. The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements for the year ended 31 December 2010, except for accounting policy changes made after the closing date of the annual financial statements.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

Lonza Half-year Report 2011

Changes in accounting policies The following new and revised standards and interpretations have been issued, being effective for the reporting year 2011:
	–	Amendment to IAS 32 – Financial instruments: Presentation – Classification of rights issues
	–	IFRIC 19 – Extinguishing financial liabilities with equity instruments
	–	IAS 24 revised – Related party disclosures
	–	Amendment to IFRIC 14 – Prepayments of a minimum funding requirement
	–	Improvements to IFRS (issued in May 2010)

These new accounting standards and interpretations did not have a significant impact on the Group’s consolidated interim financial statements.

2.	Exchange rates

Balance sheet	31 12 10	30 06 11	Income statement half-year	2010	2011

period-end rate CHF			average rate CHF

US dollar	0.94	0.83	US dollar	1.08	0.91
Pound sterling	1.45	1.34	Pound sterling	1.65	1.46
Euro	1.25	1.21	Euro	1.44	1.27

3.	Seasonality of operations
All segments operate in business areas where no significant seasonal or cyclical variations in sales are experienced during the reporting year.

4.	Debt

The straight bond (2005-2010) of CHF 300 million at an interest rate of 2.625%, became due for repayment on 2 June 2010. It was refinanced by the issue of a new straight bond on the following terms: amount CHF 400 million, due 2 June 2016. Interests: 3.00% p.a., payable on 2 June, for the first time on 2 June 2011. The net proceeds of the bond amount to CHF 396.9 million per 2 June 2010, after considering upfront fees of CHF 5.970 million and an agio of CHF 2.884 million.

5.	Dividends paid

On 12 April 2011, the Annual General Meeting approved the distribution of a dividend of CHF 2.15 (2010: CHF 1.75) per share in respect of the 2010 financial year. The distribution to holders of outstanding shares totaled CHF 111 million (2010: CHF 92 million) and has been recorded against reserves from capital contribution of Lonza Group Ltd.

Lonza Half-year Report 2011

6.	Operating segments

First half-year 30 June 2011	Custom Manu- facturing	Life Science Ingredients	Bioscience	Total operating segments	Corpo- rate / Elimi- nations [1]	Group total

million CHF

Sales third-party	568	519	103	1 190	3	1 193
Inter-segment sales	25	32	5	62	(62)	0
Total sales	593	551	108	1 252	(59)	1 193
Goodwill impairment	0	0	0	0	0	0
Result from operating activities (EBIT)	98	41	7	146	(10)	136
Return on sales %	17.3	7.9	6.8	12.3	na	11.4

Net financing costs						(19)
Share of profit / (loss) of associates / joint ventures						(4)
Profit before income taxes						113
Income taxes						(16)
Profit for the period						97

First half-year 30 June 2010	Custom Manu- facturing	Life Science Ingredients	Bioscience	Total operating segments	Corpo- rate / Elimi- nations [1]	Group total

million CHF

Sales third-party	658	536	106	1 300	1	1 301
Inter-segment sales	24	85	5	114	(114)	0
Total sales	682	621	111	1 414	(113)	1 301
Goodwill impairment	0	0	0	0	0	0
Result from operating activities (EBIT)	94	81	9	184	(11)	173
Return on sales %	14.3	15.1	8.5	14.2	na	13.3

Net financing costs						(21)
Share of profit / (loss) of associates / joint ventures						4
Profit before income taxes						156
Income taxes						(21)
Profit for the period						135

[1] The “Corporate / Eliminations” column represents the corporate function, including eliminations for reconciliation of the Group total.

Lonza Half-year Report 2011

7.	Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period

On 11 July 2011 Lonza and Arch Chemicals Inc. (Arch), a global biocides company providing innovative solutions to destroy or to selectively inhibit the growth of harmful microorganisms, announced that they have signed an agreement pursuant to which Lonza has agreed to commence a tender offer for 100 percent of Arch’s outstanding shares of common stock at a price of USD 47.20 per share in cash. Based on the offer price for all the outstanding shares, Arch’s enterprise value would be USD 1.4 billion (approximately CHF 1.25 billion), which will be fully debt-financed.

Lonza’s cash offer is subject to customary conditions including the tendering of more than two-thirds of Arch’s outstanding shares of common stock and clearance from antitrust regulatory authorities. Lonza commenced the tender offer on 15 July 2011 and expects its completion later in 2011.

The Board of Directors authorized the interim financial statements of Lonza Group Ltd and its subsidiaries for the six-month period ended 30 June 2011 for issue on 25 July 2011.

Lonza Half-year Report 2011

Forward-looking statements

Forward-looking statements contained herein are qualified in their entirety as there are certain factors that could cause results to differ materially from those anticipated. Any statements contained herein that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should be considered to be forward-looking statements. Statements herein regarding the proposed transaction between Lonza and Arch Chemicals, the expected timetable for completing the transaction, the potential benefits of the transaction, and any other statements about management’s future expectations, beliefs, goals, plans or prospects also constitute forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the timing and strength of new product offerings; pricing strategies of competitors; the company’s ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many shareholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners; and changes in the political, social and regulatory framework in which the company operates, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis. Except as otherwise required by law, Lonza disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after this presentation was made.

Additional Information

This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Arch Chemicals. LG Acquisition Corp., Lonza’s indirect wholly owned subsidiary, has filed a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Arch Chemicals has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Arch Chemicals shareholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement, as well as any amendments thereto and other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and Arch Chemicals shareholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www. sec.gov. The tender offer statement and other documents that LG Acquisition Corp. files with the SEC may also be obtained free of charge by directing a request by mail to MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016, by calling toll-free at +1 800 322 2885 or by email to tenderoffer@mackenziepartners.com.

The Half-year Report 2011 is also available
in German. The English version prevails.

Full-year Report 2011
25 January 2012

Annual General Meeting
for the 2011 financial year
3 April 2012
Congress Center Basel
MCH Swiss Exhibition (Basel) Ltd

Half-year Report 2012
July 2012

For publications and further information
please contact:

Lonza Group Ltd Muenchensteinerstrasse 38 4002 Basel, Switzerland Tel +41 61 316 81 11 Fax +41 61 316 91 11 www.lonza.com

Investor Relations Tel +41 61 316 85 40 Fax +41 61 316 95 40 investor.relations@lonza.com

Media / Corporate Communications Tel +41 61 316 87 98 Fax +41 61 316 97 98 media@lonza.com

Share Register c/o SIX SAG AG P.O. Box 4601 Olten, Switzerland Tel +41 62 311 61 33 Fax +41 62 311 61 93 lonza.aktienregister@sag.ch

Lonza Half-year Report 2011